SUPPLEMENT NO. 2
                               DATED APRIL 2, 2002
                       TO THE PROSPECTUS DATED MAY 1, 2001
                        FOR THE TIAA REAL ESTATE ACCOUNT


THE TIAA REAL ESTATE ACCOUNT (THE "ACCOUNT") RECENTLY CHANGED ITS BORROWING POLICY. THE FOLLOWING REPLACES THE "OTHER REAL ESTATE-RELATED POLICIES -- BORROWING" SECTION OF THE PROSPECTUS.

         BORROWING: The Account may borrow money and assume or obtain a mortgage on a property -- i.e., make leveraged real estate investments -- under the following limited circumstances:

     o The Account may borrow money when it buys a property that is already subject to an existing mortgage loan

     o The Account may take out a mortgage on a property with a joint venture partner

     o The Account may take out a construction loan on a property with a joint venture partner, provided that if there is a default under the loan, the lender's recourse is limited to the assets of that joint venture


     o To meet short-term cash needs, the Account may obtain a line of credit whose terms require that the Account secure a loan with one or more of its properties

         The Account's total borrowings may not exceed 20% of the Account's total net asset value. (In calculating the 20% limit, we will include only the Account's actual percentage interest in any borrowings and not that of any joint venture partner.) The Account may only borrow up to 70% of the then current value of a property, although construction loans may be for 100% of costs incurred in developing the property. Except for construction loans, any mortgage loan on a property will be non-recourse, meaning that if the Account defaults on its loan, the lender will have recourse only to the property encumbered or the joint venture owning the property, and not to any other assets of the Account. When possible, the Account will seek to have loans mature at different times to limit the risks of borrowing.

          The Account will not obtain mortgage financing from TIAA or any of its affiliates. However, the Account may place a mortgage on an Account property held by a subsidiary for tax planning or other purposes. This type of mortgage will not be subject to the general limitations on borrowing described above.

         When the Account assumes or obtains a mortgage on a property, it will bear the expense of mortgage payments. It will also be exposed to certain additional risks, which are described in the "Risks of Borrowing" section added by this supplement.

THE FOLLOWING SECTION SUPPLEMENTS THE "RISKS" SECTION OF THE PROSPECTUS:

          RISKS OF BORROWING: Among the risks of borrowing money and investing in a property subject to a mortgage are:

     o The Account may not be able to make its loan payments, which could result in a default on its loan. The lender then could foreclose on the underlying property and the Account would lose the value of its investment in the foreclosed property

     o If the Account obtains a mortgage loan that involves a balloon payment, there is a risk that the Account may not be able to make the lump sum principal payment due under the loan at the end of the loan term, or otherwise obtain adequate refinancing. The Account then may be forced to sell the property or other properties under unfavorable market conditions or default on its mortgage

     o If the Account takes out variable-rate loans, the Account's returns may be volatile when interest rates are volatile